Mail Stop 4561

      							July 14, 2005

Via U.S. Mail and Fax (208) 485-8287
Mr. Jeffrey Lieberman
Chief Executive Officer
China Printing, Inc.
30 West Gude Drive
Rockville, MD 20850

	RE:	Worldteq Group International, Inc.
      Form 10-KSB for the fiscal year ended December 31, 2004
		Filed May 20, 2005
      Form 10-KSB/A for the fiscal year ended December 31, 2004
      Filed June 3, 2005
		Form 10-QSB for the quarterly period ended March 31,
2005
		File No. 0-27243

Dear Mr. Lieberman:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB

Subsequent Acquisition

1. Please tell us how you have complied with Item 310(c) of Regulation S-B as it relates to your acquisition of Harbin Yinhai Technology Development Company Ltd. In addition, it appears that this acquisition would be considered a reverse acquisition in accordance with paragraph 17 of SFAS 141. Please tell us how you plan to account for this transaction and when you expect the transaction to be completed.

Table of Contents, page 3

2. We note that both your Forms 10-KSB and 10-KSB/A do not include
Item 8A. - Controls and Procedures. Please amend you filing to include this item and the related disclosures.

Financial Statements, page 15

3. Please revise to correct all of the mathematical errors included within your financial statements included in Forms 10-KSB/A and 10-
QSB.

Exhibit 31.1

4. The certifications required by Rules 13a-14(a) and 15d-14(a) are required to be in the exact format proscribed by Item 601of
Regulation S-B. Please amend your filing to include the specified wording for these certifications.

Form 10-QSB

Financial Statements

5. Please revise to include footnote disclosure regarding the acquisition of Harbin Yinhai. Within your disclosure please provide information regarding the proposed accounting treatment of the acquisition.

Item 2. Management`s Discussion and Analysis, page 7

6. You disclose that your business plan for the next 12 months is to demonstrate the efficacy of our product candidate in animal models.
Please explain how this relates to the recently acquired business that appears to be a printing company. In addition, please revise your Form 10-QSB to provide extensive disclosures of the acquired business and the plans of your current business which appears to be communication services. If you plan to terminate your communication services business please provide all of the required disclosures of
SFAS 144.

Item 3. Controls and Procedures, page 10

7. Please clarify to us whether management`s assessment of controls is that they are effective or ineffective. Reference is made to item
307 of Regulation S-B.

*    *    *    *

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3486 with any questions.

							Sincerely,



							Daniel L. Gordon
							Branch Chief



??

??

??

??

Mr. Jeffrey Lieberman
China Printing, Inc.
July 14, 2005
Page 1